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FOIA Confidential Treatment Request

The entity requesting confidential treatment is

IMS Health Holdings, Inc.

83 Wooster Heights Road

Danbury, CT 06810

Attn: Harvey A. Ashman

Senior Vice President, General Counsel

External Affairs and Corporate Secretary

(203) 448-4600

Rule 83 Confidential Treatment Request: [IMS-03-14]

March 11, 2014

VIA HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-4720

Attention:     Gabriel Eckstein

Re:	IMS Health Holdings, Inc. – Registration Statement on Form S-1 (File No. 333-193159)

Dear Mr. Eckstein,

On behalf of IMS Health Holdings, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior responses to comments 1 and comment 39 contained in the letter dated January 29, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-193159) (the “Registration Statement”) that was filed with the Commission.

IMS Health Holdings, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Harvey A. Ashman, Senior Vice President, General Counsel, External Affairs and Corporate Secretary, IMS Health Holdings, Inc. 83 Wooster Heights Road, Danbury, CT 06810, before it permits any disclosure of the bracketed, underlined and highlighted information in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IMS HEALTH HOLDINGS, INC.

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response to Comment 1:

To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that, based on discussions with the Company’s Board of Directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split, expected to be [***]-to-1, which the Company plans to implement prior to effectiveness of the Registration Statement. The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment (the “Amendment”) to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and will not be established until shortly before the printing of the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

39. Please disclose the total amount of stock compensation expense that will be recognized upon completion of your Initial Public Offering.

Response to Comment 39:

The Company hereby provides the Staff with supplemental information with respect to the accounting treatment for stock-based compensation and the stock compensation expense that will be recognized upon completion of the offering, in order to facilitate the Staff’s review of the Registration Statement so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing the Amendment. The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of Operations—Critical accounting estimates—Stock-based compensation” and appears on pages 74 through 77 of Amendment No. 2 to the Registration Statement that was filed with the Commission on March 10, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY IMS HEALTH HOLDINGS, INC.

The following table lists stock options granted by the Company’s Board of Directors since the beginning of 2013:

(in thousands except per share data) Stock option grant period (three months ended)	Number of options granted(1)	Weighted average exercise price		Weighted average per share estimated fair value of common stock	Weighted average fair value of options granted
March 31, 2013	1,830	$1.35	(2)	$1.35	$0.37
June 30, 2013	5,985	$1.35	(2)	$1.35	$0.36
September 30, 2013	3,985	$1.35	(2)	$1.35	$0.38
December 31, 2013	2,825	$1.09	(3)	$1.95	$1.00
March 11, 2014 (4)	1,350	$1.95		$1.95	$0.54

(1)	Does not include 5,110 and 150 Phantom SARs granted in 2013 and 2014, respectively, for which no expense was recognized.
(2)	The weighted average exercise price does not reflect the reduction in the exercise price of unvested awards resulting from the $0.26 per share dividend paid in August 2013.
(3)	The decrease in the exercise price from prior grants is the result of the $0.26 per share dividend we paid in August 2013.
(4)	Does not include 14,300 restricted stock units granted in February 2014.

Once the estimated price range for this offering has been actually determined, the Company will reflect in the Amendment to the Registration Statement the significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure, describing the primary factors that the Company believes contributed to the difference between the fair values of options in the above table and $[***] per share, the midpoint of the Preliminary Price Range:

•	The Preliminary Price Range assumes the consummation of a successful initial public offering and the creation of a public market for the Company’s common stock, resulting in an increased common stock valuation. It therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account during February 2013 and, to a lesser extent, February 2014 when the Company’s Board of Directors established the then fair value per share. The Company first initiated formal discussions with the underwriters regarding the offering in December 2013.

•

The proceeds from a successful initial public offering are expected to substantially strengthen the Company’s results of operations and financial position by eliminating high-cost debt and reducing the Company’s overall debt balance. As described in the “Use of proceeds” section of the Registration Statement, the proceeds of the IPO will be applied to fund the redemption of the Company’s $750.0 million 7.375%/8.125% Senior Payment-in-Kind Toggle Notes due 2018 (the “Senior PIK Notes”) and $999.6 million 12.5% unsecured Senior Exchange Notes due 2018 (the “New 12.5% Senior Notes”) and the $0.4 million of 12.5% Senior Notes due 2018 (the “Old 12.5% Senior Notes,” and, together with the New 12.5% Senior Notes, the “12.5% Senior Notes”). Also, the Company expects to

CONFIDENTIAL TREATMENT REQUESTED BY IMS HEALTH HOLDINGS, INC.

close an amendment to its existing senior secured credit facilities that will reduce interest rates applicable to certain borrowings thereunder and which will include a new term loan, the proceeds of which will also be used to fund the redemption of the Senior PIK Notes and 12.5% Notes. These projected improvements in the Company’s financial position are expected to have a beneficial effect on the Company’s results of operations and financial position through a significant reduction in interest expense, and as a result, have influenced the higher Preliminary Price Range.

•	During 2013, the Company experienced higher revenue and Adjusted EBITDA growth rates compared to 2012, driven primarily by increased revenue in Asia and the Americas as well as a number of strategic investments and operational changes instituted in prior years, as described in the Registration Statement, which have contributed to improvements in the Company’s financial performance.

•	As described in “Management’s discussion and analysis of financial condition and results of operations—Acquisitions,” during 2013, the Company completed 10 acquisitions at a total cost of approximately $129 million, which are expected to add incremental revenue during 2014 and beyond.

Based on the factors discussed above, the Company respectfully advises the Staff that the Company’s Board of Directors appropriately set the exercise price of the stock option grants listed in the above table based on what it believed was the fair value at the time of grant.

In connection with the settlement of the cash-settled stock appreciation rights (“Phantom SARs”) described in Note 9, “Stock-based compensation,” to the Company’s audited financial statements, the Company expects to pay an aggregate of $[***] million to holders of Phantom SARs and record stock compensation expense to that extent upon consummation of the offering. The Company does not otherwise expect to recognize stock compensation expense upon completion of the offering.

If you require additional information, please feel free to contact me at (212) 841-0460 or Patrick O’Brien of our offices at (617) 951-7527.

Best regards,

/s/ Louis T. Somma

Louis T. Somma (Ropes & Gray LLP)

Cc:	Laura Veator (Securities and Exchange Commission)

Harvey A. Ashman (IMS Health Holdings, Inc.)

Patrick O’Brien (Ropes & Gray LLP)

David Lopez (Cleary Gottlieb Steen & Hamilton LLP)